SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  -------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)
                               SECURED INCOME L.P.
                       (Name of Subject Company (Issuer))
                 WEST PUTNAM HOUSING INVESTORS II LLC (Offeror)
                WEST PUTNAM HOUSING INVESTORS LLC (Other Person)
                        RICHARD P. RICHMAN (Other Person)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)
                                    813901105
                      (CUSIP Number of Class of Securities)
                                 GINA S. SCOTTI
                                    SECRETARY
                      WEST PUTNAM HOUSING INVESTORS II LLC
                             599 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 869-0900
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
                   Transaction Valuation                 Amount of Filing Fee

                        $7,670,995                           $1,534.20(1)
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of up to 451,235 Units of Limited Partnership Interest of Secured Income L.P. (the "Units"), at a price of $17.00 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: Not applicable Filing Party: Not applicable Form or Registration No.: Not applicable Date Filed: Not applicable

|_|      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

-----------------------
(1) $1,421.36 of this amount was paid in connection of the filing of the original Schedule TO on June 26, 2000.

                  This Amendment No. 1 to Schedule TO is filed by West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Purchaser"), West Putnam Housing Investors LLC, a Delaware limited liability company and the sole managing member of Purchaser (the "Managing Member"), and Richard P. Richman, an individual and the sole managing member of the Managing Member. This Amendment No. 1 to Schedule TO relates to the tender offer by West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Purchaser") to purchase up to 45.84% of the outstanding units of limited partnership interest ("Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), at a price of $15.75 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal and Assignment of Partnership Interest (the "Letter of Transmittal"). The Offer to Purchase has been amended and supplemented by a Supplement to Offer to Purchase dated July 21, 2000, a copy of which is attached hereto as Exhibit (a)(1)(E) (which, together with the Offer to Purchase, as further amended or supplemented from time to time, and the Letter of Transmittal, constitutes the "Offer"). This Amendment No. 1 amends and restates the original Schedule TO filed by Purchaser on June 26, 2000 in its entirety as follows:

         ITEM 1.  SUMMARY TERM SHEET.

                  The information set forth in the "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

         ITEM 2.  SUBJECT COMPANY INFORMATION.

                  (a) The name of the subject company is Secured Income L.P., a Delaware limited partnership. The Partnership's principal executive offices are located at c/o Wilder Richman Resources Corporation, 599 West Putnam Avenue, Greenwich, CT 06830, and its telephone number at that address is (203) 869-0900.

                  (b) The class of securities to which this statement relates is up to 451,235 Units, representing approximately 45.84% of the outstanding units of limited partnership interest in the Partnership, of which 984,369 Units were outstanding as of July 21, 2000. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in "THE OFFER -- Section 13. Background of the Offer; Trading History of Units" of the Offer to Purchase is incorporated herein by reference.

         ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a) This Tender Offer Statement is filed by the Purchaser, the Managing Member, and Richard P. Richman (the "Filing Persons"). The information set forth in "THE OFFER -- Section 11, Certain Information Concerning the Purchaser" of the Offer to Purchase and on SCHEDULE I thereto is incorporated herein by reference.

                  (b) The information set forth in "THE OFFER -- Section 11, Certain Information Concerning the Purchaser" of the Offer to Purchase and on SCHEDULE I thereto is incorporated herein by reference.

                  (c) The information set forth in "THE OFFER -- Section 11, Certain Information Concerning the Purchaser" of the Offer to Purchase and on SCHEDULE I thereto is incorporated herein by reference. During the last five years, none of the Filing Persons, or, to the best knowledge of the Filing Persons, any of the persons listed on SCHEDULE I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
         (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Each person listed on SCHEDULE I to the Offer to Purchase is a citizen of the United States.

         ITEM 4.  TERMS OF THE TRANSACTION.

                  The information set forth in the Offer to Purchase and the Supplement to Offer to Purchase is incorporated herein by reference.

         ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) The information set forth in "THE OFFER -- Section 10, Conflicts of Interest and Transactions with Affiliates; Transactions with Affiliates" of the Offer to Purchase is incorporated herein by reference. Except as set forth in "THE OFFER -- Section 10, Conflicts of Interest and Transactions with Affiliates; Transactions with Affiliates" of the Offer to Purchase, during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I to the Offer to Purchase on the one hand, and the Partnership or any of its affiliates on the other hand.

                  (b) The information set forth in "THE OFFER -- Section 13, BACKGROUND OF THE OFFER; Prior Tender Offers" of the Offer to Purchase is incorporated herein by reference. Except as set forth in "THE OFFER -- Section 13, BACKGROUND OF THE OFFER; Prior Tender Offers" of the Offer to Purchase, there have been no material contracts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on
         Schedule I to the Offer to Purchase on the one hand, and the Partnership or any of its affiliates on the other hand concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of the Partnership.

         ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a) The information set forth in the "INTRODUCTION" and in "THE OFFER -- Section 8. FUTURE PLANS OF PURCHASER" of the Offer to Purchase is incorporated herein by reference.

                  (c)(1)-(7)  Not applicable.

         ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 is hereby amended and supplemented to add the following:

                  (a) The information set forth in "THE OFFER -- Section 12, SOURCE OF FUNDS" of the Offer to Purchase is incorporated herein by reference.

                  (b) The beneficial owners of the members of Purchaser have committed sufficient funds as capital contributions to Purchaser to complete the purchase of the maximum number of units of the Partnership that will be purchased pursuant to the Offer. Accordingly, there are no alternative financing arrangements.

                  (d)  None.

         ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) The information set forth in the "INTRODUCTION" and in "THE OFFER -- Section 7, EFFECTS OF THE OFFER; Control of Unit Holder Voting Decisions by Purchaser; Effect of Relationship with the General Partners" and in "THE OFFER -- Section 10, CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES; Purchaser Affiliation with General Partners; Conflicts of Interest With Respect to the Offer" and in "THE OFFER -- Section 13, BACKGROUND OF THE OFFER; Prior Tender Offers" of the Offer to Purchase is incorporated herein by reference.

                  (b) No transactions in the Units have been effected during the past 60 days by the Partnership or any of the general partners of the Partnership or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of any of the general partners of the Partnership or the Partnership.

         ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  The information set forth in "THE OFFER -- Section 16, FEES AND EXPENSES" of the Offer to Purchase is incorporated herein by reference.

         ITEM 10. FINANCIAL STATEMENTS.

                  The information set forth in "THE OFFER -- Section 12, SOURCE OF FUNDS" of the Offer to Purchase is incorporated herein by reference.

         ITEM 11. ADDITIONAL INFORMATION.

                  (a) The information set forth in the Supplement to Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in the Supplement to Offer to Purchase, the Offer to Purchase, and the Letter of Transmittal is incorporated herein by reference.

         ITEM 12. EXHIBITS.

         (a) (1) (A)       Offer to Purchase dated June 26, 2000.(1)
         (a) (1) (B)       Letter of Transmittal.(1)
         (a) (1) (C)       Notice of Guaranteed Delivery.(1)
         (a) (1) (D)       Cover Letter to Unit Holders dated June 26, 2000.(1)
         (a) (1) (E)       Supplement to Offer to Purchase dated July 21, 2000.
         (a) (1) (F)       Notice of Withdrawal.
         (a) (1) (G)       Press Release dated July 21, 2000.

         ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

---------------------------

(1) Filed on June 26, 2000 by the Purchaser with the SEC as an exhibit to the original Schedule TO and incorporated herein by reference.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WEST PUTNAM HOUSING INVESTORS II LLC

                                    By:  WEST PUTNAM HOUSING INVESTORS LLC,
                                    its Managing Member



                                    By: /s/ Richard P. Richman
                                       ----------------------------------------
                                        Richard P. Richman, its Managing Member


                                    WEST PUTNAM HOUSING INVESTORS LLC,



                                    By: /s/ Richard P. Richman
                                       ----------------------------------------
                                       Richard P. Richman, its Managing Member


                                    RICHARD P. RICHMAN


                                    /s/ Richard P. Richman
                                    ------------------------
                                    in his individual capacity



Dated:  July 21, 2000

                                  EXHIBIT INDEX

EXHIBIT NO.               DESCRIPTION
-----------               -----------

(a) (1) (A)                Offer to Purchase dated June 26, 2000.(1)
(a) (1) (B)                Letter of Transmittal.(1)
(a) (1) (C)                Notice of Guaranteed Delivery.(1)
(a) (1) (D)                Cover Letter to Unit Holders dated June 26, 2000.(1)
(a) (1) (E)                Supplement to Offer to Purchase dated July 21, 2000.
(a) (1) (F)                Notice of Withdrawal.
(a) (1) (G)                Press Release dated July 21, 2000.


-----------------------
(1) Filed on June 26, 2000 by the Purchaser with the SEC as an exhibit to the original Schedule TO and incorporated herein by reference.

                                                               Exhibit (a)(1)(E)


   PLEASE CONTACT GEORGESON SHAREHOLDER COMMUNICATIONS INC. AT (800) 223-2064

                      SUPPLEMENT TO OFFER TO PURCHASE UNITS
                             OF SECURED INCOME L.P.

            INCREASE OF PURCHASE PRICE FROM $15.75 TO $17.00 PER UNIT
                 EXTENSION OF EXPIRATION DATE TO AUGUST 18, 2000

Dear Unit Holder:

         We are West Putnam Housing Investors II LLC. We have previously sent you materials in which we offered to purchase your units of Secured Income L.P.

         We are now

         o increasing the price per unit that we are paying in the offer to $17.00 per unit, net to you in cash, and

         o extending the expiration of our offer to 11:59 p.m., New York City time, on August 18, 2000.

         We understand that another group of bidders has offered to purchase your units for $16.25 per unit. Do not tender your units to these bidders. The $17.00 price that we are offering to pay you is greater than the price being offered by these other bidders.

         We sent you our original Offer to Purchase on June 26, 2000. Except as otherwise stated in this Supplement, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to our offer. You should read the amended terms of our offer and other information in this Supplement in conjunction with the Offer to Purchase, which, except to the extent modified by this Supplement, is incorporated herein by reference.

             The Price Increase and Extension of the Expiration Date

         Our offer is hereby amended to increase the purchase price to $17.00 per unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal. This purchase price will be paid with respect to all tendered units that we accepted for payment, including those units tendered before the date of this Supplement.

         Procedures for accepting our offer and tendering units are set forth in
Section 3 of the Offer to Purchase. If you wish to tender any or all of your units in response to our offer, you must do so according to the procedure set forth in Section 3 by the new expiration date of 11:59 p.m., New York City time, on August 18, 2000. Tendering unit holders should use the Letter of Transmittal previously circulated with the Offer to Purchase. Additional copies of the Offer to Purchase, the Letter of Transmittal, and other related materials may be obtained from the Information Agent, Georgeson Shareholder Communications Inc., at (800) 223-2064.

         Although the Letter of Transmittal refers to a purchase price of $15.75 per unit and does not mention this Supplement, by using the Letter of Transmittal to tender units, unit holders will nevertheless receive $17.00 per unit for each unit validly tendered, not withdrawn, and accepted for payment pursuant to the Offer. Unit holders who already validly tendered their units for $15.75 per unit are not required to take any further action with respect to such units in order to receive the increased purchase price of $17.00 per unit.

         As noted in the original Offer to Purchase, the Secured Income L.P. has announced that it expects to make a distribution of approximately $8.35 per unit on or about July 31, 2000 to unit holders as of June 30, 2000. Per the terms of the Offer to Purchase, if this $8.35 per unit distribution or any other distribution from the Partnership occurs before the expiration date of our offer, it will be deducted from our $17.00 per unit purchase price. Unit holders who tender in response to our offer are assigning to us the right to receive any distributions which occur after the expiration date of the offer, which could include the $8.35 per unit distribution. Tendering unit holders will not receive both the new purchase price of $17.00 per unit and the $8.35 per unit distribution.

                                 The Other Offer

         We have become aware that a group of purchasers affiliated with MacKenzie Patterson, Inc. commenced an offer to purchase up to 330,000 units for a price of $16.25 per unit in an offer to purchase dated July 14, 2000. The $17.00 price of our offer exceeds the price in the MacKenzie offer by $0.75 per unit. If you have already tendered your units in response to the MacKenzie offer, you may revoke that tender and tender to us. You may revoke your prior tender to the MacKenzie group until the MacKenzie offer is terminated by sending a written notice of revocation specifying the units tendered and your desire to revoke, as provided in the terms of the MacKenzie offer. We have attached a Notice of Withdrawal for use in revoking prior tenders to the MacKenzie group. If you have questions in this regard, please contact the Information Agent at the number below.

         According to materials filed by the MacKenzie group with the Securities and Exchange Commission, this group has acquired more than 11% of the outstanding units, most of which were acquired within the last two months. A transfer of 50% or more of the units in any 12-month period would result in the termination of the Partnership for tax purposes and may be prohibited under the Partnership's limited partnership agreement. We will only accept in our offer a number of units that will not have this effect. If the MacKenzie group has in fact recently acquired such an amount of units, we will have to accept less than the maximum of 45.84% of the outstanding units that we had originally sought to acquire. We cannot at this time determine the maximum number of units that we can acquire without causing a tax termination of the Partnership, but we will do so as promptly as practicable after the expiration of our offer. If more than the maximum number of units is tendered, we will accept the tendered units on a prorated basis as described in the Offer to Purchase.

                                  Risk Factors

         Your decision to tender units in response to our offer entails certain risks:

         We are an affiliate of two of the three general partners. A conflict of interest may therefore exist between economic interest of these general partners in the success of the offer and their responsibilities towards Secured Income and its unit holders.

         We are 33-1/3% indirectly owned by Richard P. Richman and Robert H. Wilder. Messrs. Richman and Wilder and certain of our other affiliates control Wilder Richman Resources Corporation, a Delaware corporation, and WRC 87A Corporation, a Delaware corporation, two of the three general partners of Secured Income. We are also 33-1/3% indirectly owned by Michael J. Levitt, who has direct and indirect ownership interests in MJL Westmont, L.L.C., one of the general partners of one of the Columbia operating partnership in which Secured Income has invested, and by Joel I. Picket, who has direct and indirect beneficial ownership interests in Columbia Development Associates, a limited partner in the Columbia operating partnership.

         We are making this offer because we believe that over the long term the units may be worth more than the offer price and that the long term value of the units may be greater than the value that Secured Income would realize if it liquidated at the present time. However, if Secured Income were to liquidate currently, we would not have the opportunity to purchase units at what we consider an attractive price and to realize a profit on our purchase at a later time.
         If two of the general partners were not affiliated with us, they might have taken actions inconsistent with our offer. For example, a non-affiliated general partner might have concluded that more value could be achieved for unit holders by seeking an immediate liquidation of Secured Income. However, we understand that the general partners have concluded that a liquidation of the Partnership at this time is not practicable regardless of our offer. See Section 9 of the Offer to Purchase for the reasons that Secured Income is not seeking to liquidate at this time.

         If Secured Income were to liquidate, our affiliates would cease to receive management fees from Secured Income. This could be viewed as an additional source of conflict between our interests and those of our affiliates and the interests that other unit holders may have in the liquidation of Secured Income.

         It is in our interest to acquire units at the lowest possible price.

         As with any rational investment decision, we are making the offer with a view to making a profit. Accordingly, there is a conflict between our desire to purchase units at a low price and the desire of the unit holders to sell their units at a high price. Although it is not possible to predict the timing or amounts of any future distributions from Secured Income, it is possible that future distributions (for example, on the sale of the Westmont and Fieldpointe properties in which Secured Income is indirectly invested) could exceed the amount of the purchase price in excess of the $8.35 per unit distribution anticipated on July 31, 2000.

         We reserve the right to make future offers for units, and the prices in those offers could be higher than the price in this offer.

         We and our affiliates are not making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers. However, we and our affiliates reserve the right to make future offers for units, which offers may be at a higher price per unit than our current offer. Factors affecting our decision to make any future offer include, without limitation, the response to this offer, the availability of investment capital to us, the financial performance of Secured Income and its underlying investments, the timing of any sale or liquidation of Secured Income's assets, and the state of the real estate and financial markets.

         If we succeed in acquiring a majority of the units, we will have voting control over the decisions of the unit holders. Even if we acquire a substantial number of units that is less than a majority, we could effectively control the vote of the unit holders.

         If we are successful in acquiring all or nearly all of the maximum number of units under our offer, we, together an affiliate which is our managing member and owns 4.2% of the outstanding units, will collectively own a majority of the units. As a result, we and our affiliates will have the ability to make most voting decisions with respect to Secured Income, including decisions concerning dissolution, amendments to Secured Income's limited partnership agreement, removal and replacement of the general partners and mergers, consolidations and other extraordinary transactions involving Secured Income without the vote of any other unit holder. This means that other unit holders could be prevented from taking action that the we and our affiliates oppose. Also, we and our affiliates may be able to take action opposed by the other unit holders. Even if we and our affiliates acquire less than a majority of the units, we could exercise effective voting control on matters submitted to a vote of unit holders because of the relatively small number of additional votes needed to achieve a majority and the fragmented holdings of other constituencies.

         Transfers  of  units  following   consummation  of  our  offer  may  be
restricted.

         Secured Income's limited partnership agreement currently prohibits transfers of units that would result in a termination of Secured Income pursuant to Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"). Absent special circumstances, transfers of units within any twelve-month period of 50% or more of the outstanding units (not counting successive transfers of the same units within such period) would result in a termination of Secured Income pursuant to Section 708 of the Code. Accordingly, if the maximum number of units are tendered pursuant to our offer, future transfers of units may be limited for a period of time. See Section 1 of the Offer to Purchase.

         In certain respects, non-tendering unit holders may have more favorable tax treatment.

         A unit holder should not be currently taxed upon the receipt of the $8.35 per unit anticipated on July 31, 2000 with respect to units that are not tendered (or that are not purchased in the tender due to proration). In contrast, the amount of the $8.35 per unit distribution will be taken into account in determining gain or loss from the sale of units in our offer (whether or not such distribution precedes the expiration date of our offer). However, the distribution will reduce a non-tendering unit holder's capital account, and such non-tendering unit holders will realize additional taxable gain equal to the amount of the distribution upon the eventual disposition of the units.

                                Other Information

         This Supplement, the Offer to Purchase, and the Letter of Transmittal contain important information which you should read carefully before making any decision regarding our offer. Additional copies of the Offer to Purchase, the Letter of Transmittal, and other related materials may be obtained from the Information Agent, Georgeson Shareholder Communications Inc., at (800) 223-2064.


July 21, 2000                               WEST PUTNAM HOUSING INVESTORS II LLC


     YOU WILL NEED TO SUBMIT YOUR CERTIFICATES TO VALIDLY TENDER YOUR UNITS. BENEFICIAL OWNERS OF UNITS SHOULD CONTACT THEIR BROKERS REGARDING DELIVERY OF
                               THEIR CERTIFICATES.

                                                               Exhibit (a)(1)(F)


                              NOTICE OF WITHDRAWAL

             The undersigned hereby withdraws units of limited partnership interest in Secured Income L.P. ("Units") heretofore tendered by the undersigned to MP Income Fund 11, L.P.; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 15, LLC; MP Income Fund 16, LLC; Accelerated High Yield Institutional Investors III, Ltd.; Accelerated High Yield Growth Fund II, Ltd.; Accelerated High Yield Institutional Fund I, Ltd.; Accelerated High Yield Institutional Investors, Ltd.; Accelerated High Yield Pension Investors, Ltd.; Accelerated High Yield Income Fund I, Ltd.; Accelerated High Yield Income Fund II, Ltd.; Previously Owned Mortgage Partnerships Income Fund 3; Previously Owned Partnerships Income Fund; MP-Dewaay Fund, LLC; Specified Income Fund, a California Limited Partnership; MacKenzie Patterson Special Fund 5, LLC; MP Falcon Growth Fund, LLC; MP Falcon Fund, LLC; MP Value Fund 5, LLC; MP Value Fund 6, LLC; MacKenzie Patterson Special Fund 3, LLC; and MacKenzie Fund VI, a California limited partnership pursuant to their tender offer dated July 14, 2000.

Name of person who tendered Units: __________________________________________


Name of registered Unit holder (if different):_______________________________


Number of Units to be withdrawn (state "all" if all Units tendered are to be withdrawn): __________


Date: _______________, 2000


_____________________________________
Signature of Withdrawing Unit Holder


_____________________________________
Signature of Joint Unit Holder, if any


INSTRUCTIONS

         For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary for the MacKenzie group at its address or facsimile number set forth below. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the MacKenzie group's letter of transmittal in the same manner as such letter of transmittal was signed. The Depositary for the MacKenzie group and its contact information are as follows:

MACKENZIE PATTERSON, INC.

By hand, mail, or
overnight courier:                     By facsimile:
-----------------                      ------------

1640 School Street                     (925) 631-9119
Moraga, CA  94556


To confirm withdrawal by telephone, call toll free: (800) 854-8357

                                                               Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE                  CONTACT:
                                       Georgeson Shareholder Communications Inc.
                                       (800) 223-2064


              WEST PUTNAM HOUSING INVESTORS II LLC INCREASES PRICE
                AND EXTENDS TENDER OFFER FOR SECURED INCOME L.P.

         Greenwich, Connecticut, July 21, 2000 -- West Putnam Housing Investors LLC announced today that it has increased the purchase price of its tender offer to purchase up to 451,235 of the units of limited partnership interests in Secured Income L.P., to $17.00 per unit in cash and has extended the expiration date of the tender offer to 11:59 p.m., New York City time, on Friday, August 18, 2000. The terms of the extended offer are otherwise identical to the terms set forth in the original Offer to Purchase dated June 26, 2000, as amended by the Supplement to Offer to Purchase dated July 21, 2000.